Exhibit 99.2

Vivendi Universal Financial Update & 3Q and 9 Months 2002 Operating Results Jacques Espinasse Senior Executive Vice President & Chief Financial Officer November 26, 2002

Important Legal Disclaimer This presentation contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or to revise forward-looking statements.

Vivendi Environnement Shares Vivendi Universal has received the commitment from stable shareholders of VE to acquire on Dec. 24, 2002 50% of its stake in VE, i.e. 20.4% 82.5 million shares @ • 22.5/share • 1,856m Vivendi Universal has granted call options on the other 50% which can be exercised at any time between Dec. 24, 2002 and Dec. 23, 2004, i.e. 20.4% 82.5 million shares @ • 26.5/share • 2,186m

•	The first major development concerns the sale of 50% of our stake in Vivendi Environnement, equivalent to 20.4% representing 82.5 million shares at a nominal value of 22.5 euros. The cash contribution will therefore be 1,856 million euros on December 24, 2002 with another 2,186 million euros planned for December 24, 2004, when VE’s new stable investors will exercise their call options at a price of 26.5 euros per share.

HOLDING COMPANY Universal Music Group Vivendi Universal Entertainment ENTERTAINMENT Cegetel Groupe New Canal+ Vivendi Universal Games UNIVERSAL Publishing International Canal+ assets International telecoms assets Internet Property and miscellaneous assets Vivendi Environnement Asset disposals in progress Minority interests

•	That explains why Vivendi Environnement is identified on the organization chart as an asset disposal in progress, which was not the case for the September 25 presentation.

•	Following this first disposal, we will own only 20.4% of Vivendi Environnement’s capital stock by the end of this year. As a result, we will account for Vivendi Environnement by the equity method at December 31, 2002, which will lower our gross debt by around 13 billion euros.

Disposal Program Update VU is reiterating the •16bn disposals target by the end of 2004 including disposal of Vivendi Environnement Disposals announced (millions of euros) EstimatedProceeds EstimatedCash EstimatedDebt Closing Objectives Vinci shares 291 291 3Q Remaining 25% of the B2B and health 150 150 3Q Lagardere shares 44 44 3Q Vizzavi 143 143 3Q L'Express-L'Expansion and Comareg 320 320 4Q Canal+ Technologies 190 190 4Q Publishing Europe and Latin America 1,250 1,216 34 4Q Houghton Mifflin ^1,700 ^1,154 546 4Q Others 30 30 4Q 20.4% of VE stake 1,856 1,856 4Q Telepiu* 893 434 459 Within 3 months Total proceeds as announced ~• 6,867bn ~• 5,828bn 1,039 * Actual proceeds will be adjusted based on accounts payable balance at closing

•	Regarding our disposal program, contrary to market expectations, it has been carried out much faster than planned for the second half of 2002. We will have disposed of assets worth 7 billion euros during the second half, including the debt assumed by the buyers.

•	During December, we will be completing six or seven closings.

Flexibility Achieved in Second Half 2002 Disposal of around • 7bn of assets Issuance of • 1bn 3-year Mandatory Convertible Notes ("ORA") in VU shares Signature of • 1bn "back-up line" Finalization of bank commitment to finance, with no recourse to VU, a 100%-controlled and 100%- consolidated SPV to possibly pre-empt the Cegetel shares held by BT: Loan: • 1.3bn Equity: • 2.7bn Short-term refinancing of the $ 1.62bn VUE bridge loan, with the take-out being achieved primarily through securitization backed by Universal films library • 4bn

•	These disposals were needed in order to provide us with financial leeway for other transactions, such as the notes issue, the 1 billion euros back-up line, financing commitments of 1.3 billion euros for a Special Purpose Vehicle, and the short-term refinancing of VUE for 1.62 billion dollars. In total, we will have negotiated asset disposals and alternative financing of close to 12 billion euros on total net debt (excluding Vivendi Environnement) of 18.8 billion euros at June 30, 2002.

Progressive De-Leveraging Targets as announced on September 25, 2002 Gross Debt of Cos > 50% Owned Debt/EBITDA Q2 2002 17.3 Q3 2002 16.6 Q4 2002 14.1 5.3 Q1 2003 11.9 4.4 Q2 2003 11.7 4.4 Q3 2003 10 4.1 Q4 2003 9.6 4.2 Q1 2004 6.6 2.8 Q2 2004 6.6 2.7 Q3 2004 6.4 2.6 Q4 2004 6.4 2.5 Investment Grade Territory Before asset disposal increase of • 2bn & cash flow improvements Gross Debt & EBITDA of Companies Owned > 50%* *Excludes USA preferred A & B. ** Calculated with LTM projected adjusted EBITDA. Note: the definitions of Debt and EBITDA do not include the Non-Controlled Group (VE, Cegetel Group and Maroc Telecom).

•	On September 25, we told you that our target was to limit gross debt of companies owned more than 50% at December 31, 2002 to 14 billion euros.

Debt of Cos > 50% Owned BT Impact Gross Debt/EBITDA Gross Debt / EBITDA (proportional) Q2 2002 17.3 Q3 2002 16.7 Q4 2002 15.9 Q1 2003 13.1 1.8 3.1 4.2 Q2 2003 12.9 1.6 3.1 4.2 Q3 2003 11.1 1.4 2.5 3.4 Q4 2003 10.6 1.8 2.4 3.4 Q1 2004 7.5 1.5 1.7 2.4 Q2 2004 7.5 1.1 1.7 2.3 Q3 2004 7.4 0.8 1.6 2.1 Q4 2004 7.4 1.4 1.5 2.1 Progressive De-Leveraging Targets Gross Debt as of September 30, 2002: •16.7bn Gross Debt of Companies Owned > 50%* in • bn * Excludes USA preferred A & B; includes Cegetel debt at 100% and Cegetel acquisition debt from Q1 2003 onwards Potential impact of acquisition of BT stake in Cegetel (SPV debt : • 1.1bn at end-March; Cegetel debt: • 0.7bn) Gross Debt, as of end of Dec. 02: • 15.9bn cash: -• 4.6bn + Preferred A&B: +• 2.6bn + Cegetel & Maroc: +• 0.1bn = French GAAP Net Debt: • 13.9bn A A 17.3 16.7 15.9 14.9 14.5 12.5 12.4 9.0 8.6 8.2 8.8 3.1x 3.1x 2.5x 2.4x 1.7x 1.7x 1.6x 1.5x 4.2x 4.2x 3.4x 3.4x 2.4x 2.3x 2.1x 2.1x Assumes 100% of Cegetel and SFR debt and EBITDA Includes 70% of Cegetel's debt and 56% of SFR's EBITDA

•	This target is of course confirmed, bearing in mind that the notes issue is accounted for as debt, while the rating agencies think that 75% of the amount of the notes issue can be considered as shareholders’ equity.

•	At this point in time, this presentation is based on the scenario — and it is only a scenario — that in December 2002 VU will exercise its pre-emptive right to acquire the Cegetel shares owned by BT and pay for them in January 2003 (4 billion euros).

Debt of Cos > 50% Owned BT Impact Net Debt/EBITDA Net Debt/EBITDA (proportional) Q2 2002 18.8 Q3 2002 18.6 Q4 2002 13.9 Q1 2003 12.3 3.8 3.1 3.8 Q2 2003 8.8 3.8 2.4 3 Q3 2003 7.1 3.8 2.3 3 Q4 2003 7.2 3.7 2.3 3 Q1 2004 6.7 3.7 2.1 2.8 Q2 2004 6.2 3.7 1.9 2.6 Q3 2004 6 3.7 1.8 2.5 Q4 2004 4.1 3.5 1.4 1.8 Progressive De-Leveraging Targets French GAAP Net Debt as of September 30, 2002: •18.6bn * in • bn * Includes USA preferred A & B, Cegetel and Maroc Telecom net debt at 100% and Cegetel acquisition debt Potential impact of acquisition of BT stake in Cegetel (SPV debt: • 1.1bn at end-March; Cegetel investment in cash: • 2.7bn) 18.8 18.6 13.9 16.1 12.6 10.9 10.9 10.4 9.9 9.7 7.6 3.8x 2.4x 2.3x 2.3x 2.1x 1.9x 1.8x 1.4x Includes 70% of Cegetel's debt and 56% of SFR's EBITDA 3.1x 3.0x 3.0x 3.0x 2.8x 2.6x 2.5x 1.8x Assumes 100% of Cegetel and SFR debt and EBITDA

•	On a reported basis, Vivendi Universal’s net debt at year end is expected to be E 13.9 billion. This net debt includes the VUE preferred A & B, Cegetel’s net debt and Maroc Telecom’s net debt and is net of cash and cash equivalents.

Cash Available per Quarter Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004 Cash (in • billion) 1.3 0.9 4.6 1.4 4.4 4.2 4 1.2 1.4 1.1 3.7 Cash Available per Quarter at VU Holding Level (• bn) In • bn

•	You can also see that, even if the Board decides to exercise the pre-emptive right to BT’s shares in Cegetel, our available cash will at no time be below 1 billion euros.

•	Thanks to these concrete projections, I can tell you that, given the agreements signed, Vivendi Universal’s cash crisis is now over.

1 Liquidity Analysis 4,049 915 Cash-end of period 10 4,565 4,565 Cash beginning of period 9 2,793 (516) 3,650 Cash-flow before additional Drawing 8 4,636 2,389* Drawings / renewal of existing facilities 7 (10,220) (4,536) (2,756) Debt repayment 6 8,378 4,020 4,018 Cash-flow before financing 5 Asset disposals 3 (1,194) Contingent liabilities and dividends Received 2 (799) (84) (738) Cash-flow from operations post tax and interests TOTAL July 2002 Dec. 2003 2003 Full year 4Q 2002 Note: Operational cash-flow overdelivery of •565 mm (as of week 47), of which •261mm is assumed retained In millions of euros 13,113 7,100 5,391 (254) (635) 3Q 2002 24 (305) 4Q 2002 622 Possible Investment in equity for Cegetel of •4bn 4 - - (2,742) (2,742) 340 (2,928) 2,247 - (341) 1,256 915 * Including •769mm of net proceeds from Mandatory Convertible Notes in VU shares

•	The liquidity analysis shows that our cash flow from operations is improving. However, there’s still a lot of progress to be made.

•	Because of the major asset disposals, we should have around 4.5 billion euros of cash available at the end of the year, which will enable us to handle the situation if the Board of Directors does decide to exercise the pre-emptive right to BT’s Cegetel shares.

Cegetel Options Impact on Net Debt Scenario Description French GAAP net debt 31/12/02E French GAAP net debt 31/12/03E 1 Status Quo 13.9 7.3 2 Buy BT stake for •4.0bn in Jan 03 13.9 10.9 3 Buy SBC stake for •2.6bn in Jan 03 13.9 9.6 4 Buy BT + SBC stakes for •6.6bn in Jan 03 13.9 13.5 5 Sale of Cegetel for •6.77bn in Dec 02 6.9 0.4 Decision to be made before December 10, 2002 French GAAP Net Debt (In • bn) Gross Economic Debt as of end of Dec. 02: • 15.9bn cash: - • 4.6bn + Preferred A&B: +• 2.6bn + Cegetel & Maroc: +• 0.1bn = French GAAP Net Debt: • 13.9bn A A

•	To avoid any mistakes in assessing our level of debt, we have set out in this table the five Cegetel options from which the Vivendi Universal Board will be making its choice, and the impact on deleveraging at December 31, 2002 and December 31, 2003.

•	The first scenario is that we neither sell nor buy any Cegetel shares in 2003.

•	The second scenario relates to exercising the pre-emptive right to acquire BT’s shares of Cegetel in December, with a payment of 4 billion euros in January 2003

•	The third scenario takes into account exercising the pre-emptive right to acquire the Cegetel shares owned by SBC

•	Scenario number 4 covers exercising the pre-emptive right to acquire the Cegetel shares held by both BT and SBC

•	Scenario number 5 covers the disposal of our stake in Cegetel, i.e. accepting the Vodafone offer which has been turned down as it stands

Recent Financing Transactions Mandatory Convertible Notes Total amount issued: • 1bn: Net proceeds: • 769mm after coupon prepayment Nominal value of •12.71 7.7% premium over VU's closing price on November 14 of • 11.8; 17.0% premium over VU's intraday low share price of • 10.86 on November 14 Coupon 8.25% (annual) of the Issued Price Maturity date: 3 years (Nov 25, 2005) Listing: Premier Marche of Euronext Paris • 1bn back up credit line Signed November 26, 2002 Maturity: 50% Dec. 31, 2003; 50% on Dec. 31, 2004 Margin: 3.75% until Dec. 31, 03; 3.25% in 2004 Security: pledge on various shares and assets • 1.3bn Bank Debt financing for the Cegetel acquisition being finalized Non-recourse to VU at Special Purpose Vehicle level Margin: 4% to be eventually reduced to 2.75% Maturity: 7 1/2 years - June 2010 $ 1.62bn Refinancing of the VUE loan Signed November 25, 2002 Extension until June 2003 (or Sept. 2003 in certain circumstances)

•	To help you analyze our new financing resources, we have provided you with all the relevant information on this slide. However, we will be happy to answer any of your questions in the Q&A session

3Q and 9 Months Operating Results

Actual 1,328 1,211 1,291 1,167 31 108 28 5,164 1,804 399 Music (92%)* Publishing (100%)* Vivendi Universal Entertainment (86%)* CANAL+ Group & Other (100%)* Internet (100%)* Vivendi Telecom International (100%)* Non Core* Assets >50% Owned Cegetel Maroc Telecom (35%)* In millions of euros Actual Pro Forma change -9% -1% -24% 4% -33% 48% 22% -8% 9% 18% 4,201 3,352 4,442 3,511 118 341 80 16,045 5,246 1,115 Pro Forma change Vivendi Universal excl. VE 5% 22,406 -5% 5% 5% 5% -13% 101% 0% 3% 12% 7% Third Quarter 2002 9 Months 2002 * The % are provided for informational purposes only. The reported numbers are 100% consolidated Segment Revenues 7,367 -4%

•	For the first nine months of the year, on a like-for-like basis, Vivendi Universal’s revenues (excluding Vivendi Environnement) increased 5%, and fell 4% in the third quarter.

•	The third quarter performance was affected by the strengthening of the euro against the U.S. dollar.

•	On a constant currency basis, revenues from the music segment fell by only 2% rather than 9%.

•	Also, Vivendi Universal Entertainment released fewer blockbusters in the third quarter of 2002 than in third quarter of 2001. On a constant currency basis, revenues decreased 14% versus 24%.

•	Music has a very strong release schedule planned for the fourth quarter.

•	Growth for the Canal+ Group was satisfactory, up 4% on a like-for-like basis. CANALSATELLITE increased 11%.

•	Cegetel and Maroc Telecom recorded strong third quarter growth, 9% and 18% respectively.

Actual 16 239 195 40 -65 13 -94 -67 277 460 111 Music (92%)* Publishing (100%)* Vivendi Universal Entertainment (86%)* CANAL+ Group & Other (100%)* Internet (100%)* Vivendi Telecom International (100%)* Non Core* Holding Assets >50% Owned Cegetel Maroc Telecom (35%)* In millions of euros Actual Pro Forma change -89% -6% -30% na 17% 18% na -23% -23% 64% 18% 185 334 725 -29 -167 38 -226 -254 606 1,206 315 Pro Forma change Vivendi Universal excl. VE 14% 848 -51% 6% 10% 89% 11% 206% na -16% -8% 41% 1% Third Quarter 2002 9 Months 2002 Segment Operating Income 2,127 15% * The % are provided for informational purposes only. The reported numbers are 100% consolidated

•	Excluding Vivendi Environnement, operating income on a like-for-like basis rose 14% for the third quarter and 15% for the nine months.

•	These results were mainly driven by Cegetel and Maroc Telecom, for which Vivendi Universal owns only 44% and 35% respectively, even if it is the operator.

•	Music operating performance, which was down substantially in the quarter, was impacted by increased artist and repertoire costs and higher provision for returns.

•	Compared with last year, the third quarter was disappointing for the publishing segment, particularly Houghton Mifflin, even more so as the games segment posted very strong growth: 22% for the third quarter.

2002 Consolidated Income Statement Three Months and Nine Months ended September 30, 2002 3Q Actual 9 Months Actual Revenue Operating Income Interest Expense, net Other financial (expenses) / income Financial provisions Net exceptional items Income tax expense Income before equity interest, goodwill amortization and minority interest Equity in losses of unconsolidated companies Goodwill amortization Goodwill impairment Income (loss) before minority interest Minority Interest 44,541 (1,052) (318) (3,430) 3,495 In millions of euros Net income / (loss) reported (13,540) Income before exceptional items, income taxes, GW amortization, equity interest and minority interest (1,305) 1,333 (878) (850) (314) (952) (11,000) (13,116) (424) Net income (loss) before GW amortization & non recurring items (288) Earnings (loss) per basic share before goodwill amortization and non-recurring items Weighted average common shares outstanding (in millions) (•0.26) 1,087.9 14,551 1,205 Earnings (loss) per basic share (•12.45) (377) (164) (29) (735) (513) (613) (41) (310) - (964) (270) 635 (1,234) (•1.13) (222) (•0.20) 1,088.4

•	Operating income for the first nine months came to nearly 3.5 billion euros, up 22% over 2001, but with a very different consolidation scope (changes include the entry of USA Networks as well as substantial changes in the Publishing businesses and other).

•	On a like-for-like basis, the growth in operating income was 10%.

•	However, it deserves pointing out that for the companies in which Vivendi Universal has majority control, operating income was down 8%, while Cegetel’s operating income increased 41% and that of Vivendi Environnement rose 2%.

•	Financing costs for the nine months amounted to 1,052 million euros, slightly below the 2001 figure.

•	Net exceptional items for the third quarter include the anticipated capital loss in Houghton Mifflin and Telepiu of 1.2 billion euros, somewhat offset by a dilution profit of 300 million euros resulting from the increase of equity at VE in July 2002

•	EPS basic before goodwill amortization and non-recurring items was €(0.20) compared with €(0.28) for third quarter 2001.

Guidance Too early to give guidance for 2003: In process of an in depth analysis in developing 2003 business plan. Vivendi Universal is working on proforma accounts to take into account the new perimeter for 2003 French GAAP Net Debt Target Net debt as of Dec. 31, 2002 target: •14bn: VE will be deconsolidated Net of: Cash and cash equivalents of 4.6 billion Includes debt of Cegetel, Maroc, and VUE preferred A&B Net Debt / EBITDA multiple target < 3x as soon as possible

•	As concerns guidance for 2003, it’s too early to give reliable projections.

•	We’re in the process of reviewing the 2003 business plan and expect to provide guidance in January or February including the most likely direction as a function of the major changes to the company’s landscape that are soon to take place. The sale of the publishing businesses, Vivendi Environnement, Telepiu, etc. ... and the possibility of changes in relation to Cegetel.

•	Vivendi Universal’s priority is to return to investment grade as soon as possible by lowering debt.

IR Team Eileen McLaughlin IR Director, North America eileen.mclaughlin@goupvu.com Alexandra Fichelson Associate Director, North America alexandra.fichelson@groupvu.com Laurence Daniel IR Director, Europe laurence.daniel@groupvu.com Edouard Lassalle Associate Director, Europe edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York Team 375 Park Avenue New York, NY 10152 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris Team 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

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Annexes

Music 3Q key drivers: Revenue down 2% excl. Fx: Music market estimated to be down ^9% Recorded music sales up slightly offset by: higher provisions for returns and lower manufacturing revenues Best selling new releases in the quarter: Bon Jovi, Eve, India.Arie, Enrique Iglesias Best selling artists in the quarter Eminem, Nelly, Bon Jovi, Toby Keith Operating Income down 91% excl. Fx: Decline in Sales Increased A&R, product mix Higher provisions for returns 2002 Outlook: 4Q releases: Shania Twain, Eminem (8 Mile OST), Mariah Carey, Best of U2 (Volume 2) In • million Reported Proforma % PF Ex Fx % Revenue 1,328 -9% -2% Operating Income 16 -89% -91% Reported Proforma % PF Ex Fx % Revenue 4,201 -5% -3% Operating Income 185 -51% -49% In • million 3Q 2002 9 Months 2002

•	Music’s revenues were down 9% in the quarter and 2% after adjusting for foreign exchange. This is a solid performance given that the global music industry is estimated to be down about 9% in the quarter. The most notable decline being in the US with a 12.4% drop in US album unit sales, according to Soundscan.

•	Actual music sales were up slightly but were offset by higher provisions for returns and lower manufacturing revenues.

•	Regionally, the North American market was down about 10% on a constant euro basis while Europe was up slightly driven by growth in the UK, France, Italy and Spain.

•	Operating Income in the quarter was down substantially due in part to the decline in revenue, increased A&R costs and higher provisions for returns.

•	The outlook for the fourth quarter is much more positive with releases from Shania Twain, an original soundtrack from the Eminem movie 8 Mile, Mariah Carey, a greatest hits compilation from U2 which has sold about 4 million copies to date.

Publishing 3Q key drivers: Revenue up 5% excl. Fx: Games up 22%: Warcraft III, The Thing and Crash Bandicot. Publishing down 4%: primarily due to foreign exchange Operating Income down 4% excl. Fx: Games up 86%: product mix Publishing down 12%: Improvement in Europe and Latin America Offset by increased amortization of Houghton Mifflin publishing rights Strong performance on a 9 months basis Reported PF % PF Ex Fx % Revenue 1,211 -1% 5% Games 166 22% Publishing* 933 -4% Comareg and consumer* 112 -2% Operating Income 239 -6% -4% Games -3 86% Publishing* 256 -12% Comareg and consumer* -14 11% 3Q 2002 9 Months 2002 Reported PF % PF Ex Fx% Revenue 3,352 5% 7% Operating Income 334 6% 9% In • million In • million Note: Allocation of holding costs is still preliminary * To be disposed of before end of 2002

•	Publishing assets in the US, in Europe and in Latin America are in the process of being sold, with the exception of the Games division, which reported revenues that were up 22% for the quarter, due primarily to the Warcraft III launch on the PC platform in July 2002 and the success of The Thing and Crash Bandicoot on the console platform.

•	Operating Income, on a pro forma basis, was down 6% in the quarter, 4% excluding foreign exchange. Growth in Games and improvements in publishing’s Europe and Latin American operations were more than offset by an increased in Houghton Mifflin’s publishing rights.

•	Year to date, on a pro forma basis, Revenues were up 5% and Operating Income was up 6%.

Vivendi Universal Entertainment In • million 3Q key drivers: Revenue down 14% excl. Fx: Fewer theatrical releases: 2001 releases - Jurassic Park 3, American Pie 2, The Fast and The Furious, Bridget Jones's Diary 2002 releases - The Bourne Identity, Blue Crush, About a Boy Lower attendance at theme parks Operating Income down 19% excl. Fx: Fewer theatrical releases Higher amortization of program costs at USA Cable Networks 2002 Outlook: 4Q releases: Red Dragon, 8Mile, The truth about Charlie, The Emperor's Club. 3Q 2002 Reported Proforma* % PF Ex Fx % Revenue 1,291 -24% -14% Operating Income 195 -30% -19% 9 Months 2002 Reported Proforma* % PF Ex Fx % Revenue 4,442 5% 7% Operating Income 725 10% 13% In • million * Proforma: includes USA Networks, Inc.'s entertainment assets as of January 1, 2002

•	VUE’s revenues on a pro forma basis were down 24% in the quarter, down 14% on a constant euro basis. The decline is primarily due to Universal Pictures release schedule. Last year in the third quarter VUE released Jurassic Park III, American Pie 2, The Fast and the Furious and Bridget Jones’s Diary. This quarter’s releases included The Bourne Identity, Blue Crush and About a Boy.

•	Additionally, attendance in the theme parks is down primarily due to declines at Universal Studios Japan. Cable revenues were down principally due to a weaker advertising sales market while Television revenues were up in part due to increased US syndication revenues of Just Shoot Me.

•	Operating Income on a pro forma basis was down 30%, down 19% on constant euro basis. The decline is primarily due to the release schedule and higher amortization of program costs at the USA Cable Networks.

•	On a year to date, pro forma basis, revenues were up 5% and operating income up 10%.

•	Fourth quarter releases include 8 Mile starring Eminem. This movie opened in the #1 spot and has grossed $97.6 million at the US box office thus far.

Canal+ Group 3Q key drivers: Revenue up 4% excl. Fx: New Canal (up 2%) CanalSatellite subscriber growth 7.5 million subscriptions at the end of September Companies outside New Canal Growth mainly due to assets not consolidated in 2001 and Universal Studios Networks Telepiu subscriber growth Canal+ Technologies decline Operating Income Positive growth trend even after excluding impact of 2001 restructuring charges New Canal Strong CanalSatellite growth Improvement at StudioCanal Companies outside New Canal Improvement at Telepiu and Universal Studios Networks offset by restructuring charges at Canal+ Technologies Outlook: Possible positive outcome in bid to secure 2004-2007 French soccer rights In • million 3Q 2002 Reported Proforma % PF Ex Fx % Revenue 1,167 4% 4% New Canal 708 2% Operating Income 40 na na 9 Months 2002 Reported Proforma % PF Ex Fx % Revenue 3,511 5% 5% New Canal 2,141 5% Operating Income -29 na na In • million

•	Canal+ Group consists of two components: New Canal which includes the assets which are planned to be IPO’d in 2003 and the balance of Canal+ Group which is expected to be sold in the future.

•	New Canal+’s revenues grew 2% in the quarter with Canal Satellite subscriber growth contributing to the improvement. As of September 30th there are 7.5 million subscriptions. Operating income shows a positive growth trend even after excluding the impact of restructuring charges at StudioCanal and Media Overseas in 2001.

•	The balance of the business grew mainly due to a change in perimeter. The 2002 results include Canal+ Poland, Multithematiques and Expand, these operations were not consolidated in the 2001 results. Additionally, Telepiu’s subscriber base continues to grow while Canal+ Technologies declined.

•	Year to date revenues have grown 5%.

•	Looking forward there is a possible positive outcome in the bid to secure the 2004-2007 French soccer rights.

Cegetel Reported PF % PF Ex Fx % Revenue 1,804 9% 9% Mobile 1,589 8% Fixed & Others 215 11% Operating Income 460 64% 64% Mobile 487 48% Fixed & Others -27 45% 3Q key drivers: Revenue up 9% excl. Fx: Mobile, +8%: +161,000 customers to 13.2mm (incl. SRR), gross additions market share up to 36.4% (vs. 35.3%) ARPU up 19% to •24 for prepaid and up 1% to •59.1 for postpaid Fixed, +11% Continue to benefit from local traffic opened to competition 1/1/02 More than 3mm lines Operating Income up 64% excl. Fx: Mobile, +48%: Successful reduction of acquisition costs per gross addition by 4% vs. 01 Fixed, +45%: Higher local traffic revenues Outlook: Expect first nine months trend to continue into fourth quarter In • million 3Q 2002 9 Months 2002 In • million Reported PF % PF Ex Fx % Revenue 5,246 12% 12% Mobile 4,561 11% Fixed & Others 686 22% Operating Income 1,206 41% 41% Mobile 1,285 32% Fixed & Others -79 35%

•	Cegetel continues to generate solid growth turning in 9% revenue growth in the quarter.

•	SFR’s brand strength contributed to the majority of the growth increasing subscribers and growing ARPU for both prepaid and postpaid while maintaining a churn rate of around 2%.

•	The Fixed business grew a respectable 11% as it continues to benefit from the local traffic which was opened to competition at the beginning of this year.

•	Operating Income grew 64% in the quarter with SFR up 48% and Fixed moving towards profitability reducing its loss by 45%. Improved margins at SFR are due in part to a 4% reduction in acquisition costs.

•	Year to date revenues have increased 12% and Operating Income has grown 41%. We expect this growth to continue in the near term.

Pro Forma Adjustment to Actual 9 Months 2001 Actual 2002 Actual + 3 months Maroc Telecom + USA Network, Inc. entertainment assets from Jan. 1, 02 to May 7, 02 + 6 months Houghton Mifflin - 6 months B2B/Health + 8 months MP3 + 9 months USA Networks, Inc. entertainment assets - 9 months B2B / Health Transfer USN from VUE to Canal+ Group => PF 2001 => PF 2002

Music (92%)* Publishing (100%)* Games and Kids Publishing to be sold in Q4 Comareg and Consumers B2B and Health Vivendi Universal Entertainment (86%)* CANAL+ Group & Other (100%)* Internet (100%)* Vivendi Telecom International (100%)* Non Core* Assets >50% Owned Cegetel Mobile (SFR 35%) Fixed and others (44%) Maroc Telecom (35%)* Vivendi Universal excl. VE Environmental Services (40.8%)* In millions of euros Vivendi Universal Global 5% 1,328 1,211 166 933 112 - 1,291 1,167 31 108 28 5,164 1,804 1,589 215 399 7,367 7,184 Actual -9% -1% 22% -4% -2% - -24% 4% -33% 48% 22% -8% 9% 8% 11% 18% -4% -1% Pro Forma growth Third Quarter 2002 Actual Pro Forma growth 4,201 3,352 502 1,964 417 469 4,442 3,511 118 341 80 16,045 5,246 4,561 686 1,115 22,406 22,135 44,541 -5% 5% 35% 2% -8% na 5% 5% -13% 101% 0% 3% 12% 11% 22% 7% 5% 4% 9 Months 2002 * The % are provided for informational purposes only. The reported numbers are on 100%. Segment Revenues 14,551 -2%

Music (92%)* Publishing (100%)* Games and Kids ** Publishing to be sold in Q4 ** Comareg and Consumers ** B2B and Health ** Vivendi Universal Entertainment (86%)* CANAL+ Group & Other (100%)* Internet (100%)* Vivendi Telecom International (100%)* Non Core* Holding Assets >50% Owned Cegetel Mobile (SFR 35%) Fixed and others (44%) Maroc Telecom (35%)* Vivendi Universal excl. VE Environmental Services (40.8%)* In millions of euros Vivendi Universal Global 10% 3,495 Actual Pro Forma growth 185 334 37 257 -12 52 725 -29 -167 38 -226 -254 606 1,206 1,285 -79 315 2,127 1,369 -51% 6% na -3% na na 10% 89% 11% 206% na -16% -8% 41% 32% 35% 1% 15% 2% 9 Months 2002 * The % are provided for informational purposes only. ** Allocation of holding costs is still preliminary The reported numbers are on 100%. Segment Operating Income 16 239 -3 256 -14 - 195 40 -65 13 -94 -67 277 460 487 -27 111 848 357 Actual -89% -6% 86% -12% 11% - -30% na 17% 18% na -23% -23% 64% 48% 45% 18% 14% -6% Pro Forma growth Third Quarter 2002 1,205 7%

2001 Consolidated Income Statement Three Months and Nine Months ended September 30, 2001 3Q 01 Actual 9 Months 01 Actual Revenue Operating Income Interest Expense, net Other financial (expenses) / income Financial provisions Net exceptional items Income tax expense Income before equity interest, goodwill amortization and minority interest Equity in losses of unconsolidated companies Goodwill amortization Goodwill impairment Income (loss) before minority interest Minority Interest 41,011 (1,107) 41 (346) 2,856 In millions of euros Net income / (loss) reported (938) 1,444 1,283 (881) 1,846 (389) (1,180) (312) (35) (903) Net income (loss) before GW amortization & non recurring items 4 Earnings (loss) per basic share before goodwill amortization and non-recurring items Weighted average common shares outstanding (in millions) •0.00 1,049.1 14,568 967 Earnings (loss) per basic share (•0.89) (482) (245) (219) 46 (324) (257) (145) (411) - (813) (147) 21 (960) (•0.92) (290) (•0.28) 1,046.6 Income before exceptional items, income taxes, GW amortization, equity interest and minority interest